Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS

ITS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2017

CALGARY, October 27, 2017 – OBSIDIAN ENERGY LTD. (TSX – OBE; NYSE – OBE.BC) (“Obsidian Energy”, “we”, “us” or “our”) plans to release its third quarter 2017 financial and operating results before North American markets open on Friday, November 10, 2017. In addition, the third quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

CONFERENCE CALL & WEBCAST DETAILS

A conference call will be held to discuss the results at 6:30 a.m. MST (8:30 a.m. EST) on Friday, November 10, 2017.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1535576/E0A4361CC5204AE7C0052F290A83ABE9

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 24, 2017 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 4299386, followed by the pound (#) key.

Obsidian Energy shares are listed on the Toronto Stock Exchange under the symbol “OBE” and on the New York Stock Exchange under the symbol “OBE.BC”.

For further information, please contact:

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@obsidianenergy.com